

Mail Stop 3628

March 6, 2009

By Facsimile 561.738.1964 and U.S. Mail

George P. Nottingham
President
Groundworks of Palm Beach County, Inc.
8140 93rd Lane South
Boynton Beach, Florida 33472

Re: **Advanced Life Sciences Holdings, Inc.**
      Soliciting Materials filed pursuant to Rule 14a-12 on February 23, 2009
      By George P. Nottingham and Groundworks of Palm Beach County, Inc.
      File No. 000-51436

      Schedule 13D filed on February 20, 2009
      By George P. Nottingham and Groundworks of Palm Beach County, Inc.
      File No. 005-81504

Dear Mr. Nottingham:

        We have reviewed the above filings and have the following comments. All defined terms used in this letter have the same meaning as in the February 23, 2009 filing listed above, unless otherwise indicated.

        Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DFAN14A

1.   You indicated in your letter attached to the above filing that you, on behalf of yourself and Groundworks, planned to file with the United States Securities and Exchange Commission and disseminate to Company stockholders a proxy statement soliciting proxies from such stockholders to vote against the Proposal at the Annual Meeting if the Proposal was not removed or amended. Please be advised that Exchange Act Rule 14a-12 was not adopted as a supplemental exemption to the application of the proxy rules, and parties relying upon Rule 14a-12 to make non-exempt communications must commit

to filing and disseminating a proxy statement. See Interpretation I.D.3. in our July 2001 Interim Supplement to the Telephone Interpretation Manual publicly available on our website, www.sec.gov. The conditioning of your commitment to filing a proxy statement on the Company's failure to remove the Proposal does not appear to satisfy this requirement. Please reply to this comment by affirmatively indicating your understanding that the above rule and interpretation preclude you from making communications of the type made in the above filing and confirming that you will not conduct future solicitations in contravention of the aforementioned rules and interpretation.

Schedule 13D

2.   We note that the Schedule 13D filed by you on February 20, 2009 lists on the cover page of the schedule January 16, 2009 as the date of the event which required the filing of the schedule. We remind you of your obligations under Exchange Act Rule 13d-1 which includes the filing of a Schedule 13D within 10 days after the acquisition of beneficial ownership of more than 5% of shares of the Company's common stock.

Closing Comments

Please furnish a cover letter in response to our comments . Please understand that we may have additional comments after reviewing the responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since each filing person is in possession of all facts relating to the disclosure, he or she is responsible for the accuracy and adequacy of the disclosures made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions

cc (via facsimile):   Kara MacCullough, Esq.
                        Holland & Knight LLP
                        (F) 305.679.6311